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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the month of January 2006


                              AETERNA ZENTARIS INC.
                   ------------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F        Form 40-F    X
                                    ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                Yes       No   X
                                    -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______





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                                 DOCUMENTS INDEX




Documents Description

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1.  Press release dated January 30, 2006: AEterna Zentaris Regains Exclusive
    Worldwide (ex-Japan) Rights for Cetrorelix in Benign Prostate Hyperplasia
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                                                     [AETERNA ZENTARIS LOGO]


AETERNA ZENTARIS INC. 1405 du Parc-Technologique Blvd.
Quebec (Quebec) Canada  G1P 4P5  T 418 652-8525  F 418 652-0881
www.aeternazentaris.com






                                                      PRESS RELEASE
                                                      For immediate release




AETERNA ZENTARIS REGAINS EXCLUSIVE WORLDWIDE (EX-JAPAN) RIGHTS FOR CETRORELIX IN BENIGN PROSTATE HYPERPLASIA

QUEBEC CITY, CANADA, JANUARY 30, 2006 - AEterna Zentaris Inc. (TSX: AEZ; Nasdaq:
AEZS) today announced that it reached an agreement with its partner Solvay Pharmaceuticals (Solvay) (Euronext: SOLB), whereby AEterna Zentaris regains exclusive worldwide (ex-Japan) rights on its lead Luteinizing Hormone Releasing Hormone (LHRH) antagonist product candidate, cetrorelix for the benign prostate hyperplasia (BPH) indication, without any financial compensation payable to Solvay. Given its extensive presence and expertise in women's health, Solvay will pursue its current pivotal clinical program with cetrorelix in endometriosis, while AEterna Zentaris intends to pursue the late-stage clinical development of cetrorelix in BPH.

Benign prostate hyperplasia is the most common benign tumor in men, which affects more than 50% of men 60 years and over, with approximately 56 million cases in the U.S., Europe and Japan. In 2004, BPH treatment represented a market size of US$2.6 billion. According to Decision Resource, cetrorelix is currently the most advanced LHRH-antagonist in development for the treatment of benign prostate hyperplasia.

"We are very pleased with this agreement and with our ongoing collaboration with Solvay," commented Gilles Gagnon, President & Chief Executive Officer at AEterna Zentaris. "Regaining the BPH rights for cetrorelix is in line with our strategy to move our promising product candidates through our pipeline to become a late-stage biopharmaceutical company. To that effect, we are presently in the process of designing a protocol to conduct a late-stage study with cetrorelix in BPH in the United States, upon discussions with the United States Food and Drug Administration. This upcoming study would be conducted either by ourselves or with a new pharmaceutical partner, under the leadership of Dr. Herb Lepor, Professor and Martin Spatz Chairman of Urology, at the NYU School of Medicine, and one of the most respected urologists in the United States."

"I am very excited to be involved in the further development of cetrorelix, which has shown promising and compelling results in a prior extensive Phase II program. I look forward to presenting the protocol of the pivotal trial to the United States Food and Drug Administration and to begin this project," said Dr. Herb Lepor.



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                                                      [AETERNA ZENTARIS LOGO]


CETRORELIX SUCCESSFUL PHASE II PROGRAM

Cetrorelix has successfully completed a broad 7-Phase II program in BPH, endometriosis, and uterine myoma. This extensive clinical program involved 735 patients and yielded significant and medically important results. Rapid and durable responses were observed without chemical castration and cetrorelix proved to have an excellent safety and tolerability profile.

Overall, cetrorelix has shown to have a fast onset of action allowing for a shorter treatment period, which could translate into an intermittent/chronic therapy. Such long treatment-free intervals are actually supported by the results derived from multiple Phase II placebo-controlled studies.

ABOUT CETRORELIX

Cetrorelix is part of our Luteinizing Hormone Releasing Hormone (LHRH) antagonist therapeutic approach. This peptide-based active substance was developed by the Company in cooperation with Nobel-prize winner Professor Andrew Schally of Tulane University in New Orleans.

Cetrorelix is currently in a pivotal clinical program for endometriosis with our partner, Solvay, as well as in a Phase II trial program for benign prostate hyperplasia in Japan, conducted by our partners, Shionogi - Nippon Kayaku.

For the treatment of benign prostate hyperplasia, cetrorelix has shown to adequately suppress the formation of the male sex hormone testosterone, which plays a principal role in cell growth of the prostate. Since cell growth is stopped, surgical removal of the prostate might be avoided. All studies performed so far with cetrorelix in patients with symptomatic BPH, revealed an improvement in symptoms as assessed primarily by the I-PSS (International Prostate Symptom Score), an increase in urinary peak flow rate as well as a reduction in prostate volume. Studies have also shown the excellent safety and tolerability profile of cetrorelix.

Cetrorelix is also marketed under the brand name Cetrotide(R), the first LHRH-antagonist approved for therapeutic use as part of IN VITRO fertilization programs (controlled ovulation stimulation/assisted reproductive technologies) in Europe and the USA. It was launched on the market through Serono S.A. in the USA, Europe and in several other countries.


ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company engaged in the discovery, development and marketing of therapies for cancer and endocrine disorders.

AEterna Zentaris also owns 48.5% of the equity of Atrium Biotechnologies Inc. (TSX: ATB.sv) and 64.9% of its voting rights. Atrium is a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.

News releases and additional information are available at
www.aeternazentaris.com.
-----------------------



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                                                      [AETERNA ZENTARIS LOGO]


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.


                                      -30-

CONTACTS

MEDIA RELATIONS
Paul Burroughs
(418) 652-8525 ext. 406
paul.burroughs@aeternazentaris.com
----------------------------------

INVESTOR RELATIONS
Jenene Thomas
(418) 655-6420
jenene.thomas@aeternazentaris.com
---------------------------------




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                                    SIGNATURE


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             AETERNA ZENTARIS INC.


Date:  January 30, 2006      By:  /s/ Mario Paradis
-----------------------          -------------------------------------------
                                 Mario Paradis
                                 Senior Finance Director and Corporate Secretary